UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF DECEMBER 2025

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Xinyuan Real Estate Co., Ltd. to Hold Annual General Meeting of Shareholders on December 31, 2025

Xinyuan Real Estate Co., Ltd. (the “Company”) (NYSE: XIN), an NYSE-listed real estate developer operating primarily in China with projects in the United States, today announced that the Company will hold its 2025 annual general meeting of shareholders (the “AGM”) on Wednesday, December 31, 2025 at 10:00 a.m. China Standard Time. The AGM will be held at the Company’s headquarters in Beijing at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, the People’s Republic of China. The shareholder record date has been set as December 9, 2025.

The notice and the proxy statement for the AGM, once issued, will be available through the Company’s investor relations website at https://ir.xyre.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: December 5, 2025